Mail Stop 4561

July 5, 2005

Louis Rogers
President, Triple Net Properties, LLC
NNN 2002 Value Fund, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

> **Re: NNN 2002 Value Fund, LLC**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 0-51098**
> **Filed June 20, 2005**

Dear Mr. Rogers:

   This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note your disclosure on page 48 that, as of March 31, 2005, there were 5,960 units, owned by 545 investors, outstanding and the disclosure in your Form 10 that, as of December 31, 2004 and May 10, 2005, there were 5,960 units owned by 600 investors. We further note your disclosure on page 70 that you sold 5,960 units to 545 investors in a private placement offering and your disclosure in your Form 10 that you sold 5,960 units to 622 investors in a private placement offering. Please advise or revise.

2.   We note your disclosure on page 52 regarding your significant tenants. We further note that the percentage of 2004 annual base rent for each significant tenant does not correspond to the percentage of 2004 annual base rent listed for each significant tenant in your Form 10. Please advise or revise.

3.   Please ensure that all other disclosure in your proxy statement is consistent with the disclosure in your Form 10.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director